Sichenzia Ross Friedman Ference LLP
61 Broadway New York NY 10006
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

September 19, 2007

Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iris BioTechnologies, Inc.
Registration Statement on Form SB-2
Filed August 3, 2007
File No. 333-142076

Dear Mr. Mumford:

This firm represents Iris BioTechnologies, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s Amendment No. 3 to the Registration Statement on Form SB-2. Below please find our responses to your August 23, 2007 comment letter:

Prospectus

1.
We note your response to comment 1. However, we also note (1) your officers’ purchases like those by Mr. Furman mentioned in footnote 1 to the selling stockholders’ table and those by Mr. Wheelwright mentioned in footnote 3 on page 33, and (2) the significance of the dilution issue as evidenced by your risk factor on page 10. Therefore, please provide the disclosure per Regulation S-B Item 506.

Response

In light of the fact that this is a registration statement being filed by the Company on behalf of selling stockholders, we do not believe that Item 506 of Regulation S-B requires a dilution table. However, we have expanded the risk factor to reflect the dilution based on an analysis of the book value of the common stock at the time of the offering.

Prospectus Summary, page 5

2.
Please tell us the basis for your conclusion that you can commercialize your product without FDA approval and that you would not require premarket approval. Tell us with specificity any regulation or FDA guidance on which you rely and tell us the name of anyone at the FDA that provided support for your conclusion.

Response

Throughout the registration statement we have removed references to management’s belief that the Company could market its product without FDA approval if the product is sold as a “home brew” test. This is a reflection of the FDA’s intent to regulate such “home brew” tests.

3.
We note your disclosure added in response to prior comment 3. Please reconcile the statement in the first paragraph under “Iris Biotechnologies, Inc.” that you are ready to build products for commercialization with the statement in the same paragraph that you have yet to complete development of your products.

Response

Although the Company is ready to build products, which can be commercialized for research use, we have revised the registration statement to remove reference to the statement that the Company is “ready to build products for commercialization.”

4.
With a view toward clarified disclosure, please tell us how you concluded that FDA’s jurisdiction is worldwide as mentioned in the first paragraph under “Iris Biotechnologies, Inc.” and elsewhere in your document.

Response

We have revised the disclosure provided, but the intent of the Company was not to provide a conclusion that the FDA has worldwide jurisdiction. However, upon obtaining FDA approval our products will satisfy FDA requirements if tests are conducted in any certified laboratory located anywhere in the world.

If we fail to comply with FDA requirements. page 8

5.
Please ensure that your risk factor focuses on the material risks to your company rather than mitigating language regarding regulation to which you are not subject. For example, is there a material risk that the FDA may disagree with your conclusions regarding the level of regulation to which your potential product may be subject? Why? Is there a risk that you may not be able to satisfy the 510(k) pre-market notification procedures? Why?

Response

Here is the quotation from the FDA guidance dated May 9, 2007, page 4. This guidance document was developed as a special controls guidance to support the classification of gene expression profiling test system for breast cancer prognosis into class II (special controls). “A gene expression profiling test system for breast cancer prognosis is a device that measures the RNA expression level of multiple genes and combines this information to yield a signature (pattern or classifier or index) to aid in prognosis of previously diagnosed breast cancer.” This is exactly what our first product would do, and we are following the FDA guidance to do what is necessary to get FDA approval to market our product.

In the past, the FDA has not required approval of tests used within a testing lab when the test has been developed for use in that lab and the test is not used elsewhere.  This is the so-called “home brew” test, which could fall under future regulatory review.

It was worth noting that the CLIA Final Rule will require validation of the analytical methods.  This means that the testing and the laboratory where it is performed will be regulated and the quality of the operation will be expected to meet established scientific guidelines.

The risk factors to the company in the event the FDA requires approval include increased time before the product could be marketed and increased expense in preparing the market application. Since the Company’s conclusion regarding the level of regulation to which its potential product may be subject is based upon the FDA guidance dated May 9, 2007, a material risk is diminished. However, based upon management experience and the FDA guidance, the Company most likely will be able to satisfy the 510(k) pre-market notification procedures.

6.
With a view toward clarified disclosure, please tell us why you believe you would be subject to FDA requirements, like restrictions on performance claims and quality system regulation, only if you were subject to pre-market approval.

Response

According to the FDA guidance dated May 9, 2007, the test is not subject to pre-market approval and only a pre-market notification (510K) is required. As set forth in the guidance:

Any firm submitting a 510(k) premarket notification for a gene expression profiling test system for breast cancer prognosis will need to address the issues covered in this special controls guidance. However, the firm need only show that its device meets the recommendations of the guidance or in some other way provides equivalent assurances of safety and effectiveness.

The foregoing indicates that pre-market approval is not required. Therefore, so long as the Company satisfies the pre-market notification 510(k) requirements they will not subject to other FDA requirements, like restrictions on performance claims and quality system regulation.

Government Regulation, page 26

7.	Please expand your disclosure in response to prior comment 10 to address:

•	the duration of the applicable FDA approval process; and
•	the FDA’s import and export regulations.

Response

We have expanded the disclosure in this section to address the remaining items.

Description of Securities, page 30

8.
We note your response to our prior comment 12 and your disclosure that only certain parties can call special meetings. Pursuant to Item 202(a)(4) of Regulation S-B specifically identify any provision in the charter or by-laws that would delay, defer or prevent a change in control of your company. For example, explain how the prohibition against shareholders calling special meetings would delay, defer or prevent a change in control.

Response

We have revised the disclosure in the registration statement to explain how the inability of the shareholders to call a special meeting can delay their ability to effectuate a change of control of the Company’s board.

Selling Stockholders, Page 31

9.	We reissue prior comment 13. The pre-offering beneficial ownership reported in the two tables should not differ.

Response

We have revised the registration statement so that the pre-offering beneficial ownership reported in the two tables is the same.

Recent Sales of Unregistered Securities, page II-1

10.
We note your response to our prior comment 14. We reissue the comment. Please ensure that the information in this section is reconcilable to the footnotes in your table of selling security holders. We note the transactions dated February 8, 2007 described in footnotes 8 and 9 to the selling stockholder table.

Response

We have made appropriate revisions to ensure that the information in this section is reconcilable  to the footnotes in the table of selling security holders.

11.	We note your response to prior comment 15. Please provide us a chart that clearly reconciles the disclosure in this section to the information in your Statement of Deficiency in Stockholders’ Equity.

Response

We have included additional sales in this section to reconcile with the information provided in the Company’s Statement of Deficiency in Stockholders’ Equity. However, one inconsistency remains with respect to 28,900 shares of common stock issued in January 2006. Such shares were paid for with $28,900 by an entity controlled by a member of the Company’s Board of Directors in cash received by the Company in December 2005, but were not formally authorized for issuance by the Board of Directors until January 9, 2006. Accordingly, for financial statement presentation purposes, the Company considers the issuance of the shares as a ministerial act and the financial statements accounted for the receipt of the proceeds in December 2005 as a capital transaction, deeming the common shares as issued and outstanding as of December 31, 2005. The registration statement discloses the sale as having occurred on January 9, 2006, which was the date the Board of Directors formally approved the sale.

12.	It does not appear that you addressed the last sentence of prior comment 15; therefore, we reissue that sentence.

Response

We have provided additional information with respect to the issuance of warrants by the Company in connection with services provided.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely, Yoel Goldfeder